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                                 SCHEDULE 13E-4


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (AMENDMENT NO. 2)

                           UNO RESTAURANT CORPORATION
                           --------------------------
                                (Name of Issuer)

                           UNO RESTAURANT CORPORATION
                           --------------------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                         (Title of Class of Securities)

                                 914900 10 5
                                 -----------
                      (CUSIP Number of Class of Securities)

                    CRAIG S. MILLER, CHIEF EXECUTIVE OFFICER
                           UNO RESTAURANT CORPORATION
                             100 CHARLES PARK ROAD,
                WEST ROXBURY, MASSACHUSETTS 02132 (617-323-9200)
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             Steven R. London, Esq.
                         Brown, Rudnick, Freed & Gesmer
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617-856-8313)


                                  JUNE 12, 1997
                                  -------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                           CALCULATION OF FILING FEE:



      TRANSACTION                   AMOUNT OF

      VALUATION*$8,453,368.00       FILING FEE:  $1,690.67



* Based upon the purchase of 1,207,624 Shares of Common Stock, $.01 par value (the maximum number of Shares offered to be purchased) at $7.00 per Share (the per Share purchase price which was selected by the Company pursuant to the tender offer).

  [ X ] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

      Amount Previously Paid:    $1,500.00
                                 --------------
      Form or Registration No.:  Schedule 13E-4
                                 --------------
      Filing Party:  Uno Restaurant Corporation
                     --------------------------
      Date Filed:  June 12, 1997
                   ----------------------------

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INTRODUCTORY STATEMENT

     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission by Uno Restaurant Corporation, a Delaware corporation (the "Issuer"), in connection with the Issuer's offer to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share at prices not in excess of $7.50 nor less than $6.00 per share, upon the terms and subject to the conditions of the Offer to Purchase, filed as Exhibit (a)(11) hereto, which is incorporated herein by reference, as amended by the Amendment to Offer dated July 9, 1997, filed as Exhibit (a)(8) hereto, which is incorporated herein by reference. The tender offer was terminated at 5:00 p.m., New York City time, on July 25, 1997.

ITEM 1. SECURITY AND ISSUER.

(a)   Name:  Uno Restaurant Corporation

     Address of Principal Executive Office: 100 Charles Park Road, West Roxbury, MA 02132

(b) Title of Securities Being Sought: Common Stock, par value $0.01 per share (the "Shares")

Amount outstanding on June 11, 1997:  12,166,773 Shares

Information with respect to the exact amount of securities being sought and the consideration being offered therefor is set forth in "Number of Shares; Proration" beginning on Page 7 in the Offer to Purchase (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto, which is incorporated herein by reference, as amended by Amendment to Offer dated July 9, 1997 (the "Amendment"), filed as Exhibit (a)(8) hereof, which is incorporated herein by reference. The executive officers, directors and affiliates of the Issuer have advised the Issuer that they do not intend to tender any Shares pursuant to the Offer.

The tender offer expired at 5:00 p.m., New York City time, on July 25, 1997. The exact amount of shares of Common Stock acquired pursuant to the Offer was 1,207,624, at a purchase price of $7.00 per share, for a total aggregate purchase price of $8,453,368, plus the fees and expenses associated with the tender offer. The Issuer accepted all shares tendered at or below the $7.00 per share price, including the 207,624 shares tendered in excess of 1,000,000 shares so that no stockholders who tendered at or below that price would be pro rated.

(c) Information with respect to the principal market for and price range of the Shares is set forth in "Price Range of Shares; Dividends" beginning on Page 14 in the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Information with respect to source and amount of funds to be used for the purchase of Shares is set forth in "Source and Amount of Funds" beginning on Page 16 in the Offer to Purchase, which is incorporated herein by reference.

(b)(1) A summary of each loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and other material terms or conditions relative


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to such loan agreements is set forth in "Source and Amount of Funds" beginning on Page 16 in the Offer to Purchase, which is incorporated herein by reference.

(2) No formal plans or arrangements have been made to repay such borrowings under the credit agreement described in "Source and Amount of Funds" beginning on Page 16 in the Offer to Purchase, which is incorporated herein by reference, other than in accordance with the terms of such credit agreement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Information with respect to the purpose of the tender offer and planned disposition of the securities and possible effects of the tender offer is set forth in "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Pages 14 and 20, respectively, in the Offer to Purchase, which are incorporated herein by reference, as amended by the Amendment which is incorporated herein by reference. Other than as indicated, there are no current plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

(e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

(f) Any other material change in the Issuer's corporate structure or business;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of equity security of the Issuer to be delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) The suspension of the Issuer's obligation to file reports pursuant to
Section 15(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

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     Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the
Issuer, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as is set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Page 20 on Schedule A in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Issuer nor, to the knowledge of the Issuer, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Issuer, except as set forth in "Fees and Expenses" beginning on Page 23 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Information with respect to persons employed, retained or to be compensated by the Issuer to make solicitations or recommendations in connection with the tender offer is set forth in "Fees and Expenses" beginning on Page 23 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

(a)(1) See the information set forth on pages 35-53 of the Company's Annual Report on Form 10-K for the year ended September 29, 1996, filed as Exhibit
(g)(1) hereto, which is incorporated herein by reference.

(a)(2) See the information set forth on pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, filed as Exhibit (g)(2) hereto, which is incorporated herein by reference. See also the Company's Current Report on Form 8-K dated July 3, 1997, filed as Exhibit (g)(3) hereto, which is incorporated herein by reference.

(a)(3)-(4) See "Certain Information Concerning the Company" beginning on Page 17 in the Offer to Purchase, which is incorporated herein by reference.

(b)(1)-(3) See "Certain Information Concerning the Company" beginning on Page 17 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

(a) To the Issuer's knowledge, none of its executive officers or directors is a party to any material contract, arrangement, understanding or relationship between such person and the Issuer which is material to a decision by a stockholder whether to tender or hold Shares in the tender offer.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer.

(c) Not applicable.

(d) There are no material pending legal proceedings relating to the tender offer.


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(e) Not applicable.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.

(a)  (1) Form of Offer to Purchase dated June 12, 1997.*

     (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*

     (3) Form of Notice of Guaranteed Delivery.*

     (4) Form of Letter dated June 12, 1997 from Montgomery Securities (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (6) Form of Letter dated June 12, 1997 from Aaron D. Spencer, Chairman, and Craig S. Miller, Chief Executive Officer of the Issuer, to the stockholders of the Issuer.*

     (7) Text of Press Release dated June 12, 1997.*

     (8) Amendment to Offer dated July 9, 1997.*

     (9) Form of Letter dated July 9, 1997 from Montgomery Securities (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (10) Form of Letter dated July 9, 1997 from Aaron D. Spencer, Chairman, and Craig S. Miller, Chief Executive Officer of the Issuer, to the stockholders of the Issuer.*

    (11) Text of Press Release dated July 30, 1997.

(b) $50,000,000 Revolving Credit and Term Loan Agreement dated as of December 9, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant Corporation, as Guarantors, and Fleet Bank of Massachusetts, N.A. as Agent (without exhibits) filed as Exhibit 10(p) to the Company's Annual Report on From 10-K for the fiscal year ended October 2, 1994, and First Amendment to Revolving Credit and Term Loan Agreement dated as of January 30, 1995, and Second Amendment to Revolving Credit and Term Loan Agreement dated as of November 7, 1995 filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1995, and the Third Amendment to Revolving Credit and Term Loan Agreement dated as of March 29, 1996 filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996.*

(c)  Not applicable.

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(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

(g)(1) Pages 35 through 53 of the Company's Annual Report on Form 10-K for the year ended September 29, 1996.*

(g)(2) Pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.*

(g)(3) The Company's Current Report on Form 8-K dated July 3, 1997.*

------------------

*Previously filed.

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                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       UNO RESTAURANT CORPORATION


                                       By: /s/  Aaron D. Spencer
                                       ------------------------------------
                                                Aaron D. Spencer, Chairman

Dated:  August 5, 1997


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                                  EXHIBIT INDEX

DESCRIPTION OF EXHIBIT

(a)(1) Form of Offer to Purchase dated June 12, 1997.*

   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*

   (3) Form of Notice of Guaranteed Delivery.*

   (4) Letter dated June 12, 1997 from Montgomery Securities (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (6) Form of Letter dated June 12, 1997 from Aaron D. Spencer, Chairman, and Craig S. Miller, Chief Executive Officer of the Issuer, to the stockholders of the Issuer.*

   (7) Press Release dated June 12, 1997.*

   (8) Amendment to Offer dated July 9, 1997.*

   (9) Form of Letter dated July 9, 1997 from Montgomery Securities (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (10) Form of Letter dated July 9, 1997 from Aaron D. Spencer, Chairman, and Craig S. Miller, Chief Executive Officer of the Issuer, to the stockholders of the Issuer.*

  (11) Text of Press Release dated July 30, 1997.

(b) $50,000,000 Revolving Credit and Term Loan Agreement dated as of December 9, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant Corporation, as Guarantors, and Fleet Bank of Massachusetts, N.A. as Agent (without exhibits) filed as Exhibit 10(p) to the Company's Annual Report on From 10-K for the fiscal year ended October 2, 1994, and First Amendment to Revolving Credit and Term Loan Agreement dated as of January 30, 1995, and Second Amendment to Revolving Credit and Term Loan Agreement dated as of November 7, 1995 filed as
Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1995, and the Third Amendment to Revolving Credit and Term Loan Agreement dated as of March 29, 1996 filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996 (previously filed with the Commission and incorporated by reference herein).*

(g)(1) Pages 35 through 53 of the Company's Annual Report on Form 10-K for the year ended September 29, 1996.*

(2) Pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.*

(3) The Company's Current Report on Form 8-K dated July 3, 1997 (previously filed with the Commission and incorporated by reference herein).*

-------------------

*Previously Filed.

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